AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

June 6, 2016	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO DECLARES COMMERCIAL PRODUCTION AT ITS SECOND MINE ON THE

AVINO PROPERTY IN MEXICO

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; "Avino" or "the Company") is pleased to announce that commercial production at the Avino 'ET' Mine on the Avino Property in Durango, Mexico has been declared effective April 1, 2016.

"I am pleased to announce that Avino has declared commercial production at its second, and largest mine on the Avino property. We have continued to build our first class mining operation over the last 19 months and declaring commercial production at the Avino Mine marks the achievement of another milestone for the Company. We are fortunate to have a strong and dedicated team of professionals who have been instrumental in making the transition to commercial production; I personally thank them for their significant contributions.

The mining sector has seen its share of global challenges, however, Avino has continued to advance and expand its projects during this difficult period by keeping its production and overhead costs low and staying focussed on its key objectives. Avino believes this declaration of commercial production will not only improve our financial performance, but will demonstrate to our shareholders that we continue to build value while we expand our operations and execute our long term objectives.

The Company's Management team has carefully analyzed the technical and financial results of the Avino Mine during the advancement and test period and concluded the results are consistent with expectations.

Going forward, our Consolidated Financial Statements will reflect the revenues and related production costs from the Avino Mine, and therefore, we will no longer capitalize transactions related to production mining. Our Statement of Comprehensive Income will reflect the economics consistent with our production results, which we are confident will enhance the value of the Company and, if so, we believe Shareholder Value. We look forward to disclosing the financial results from production at the Avino Mine in the Q2 Condensed Consolidated Interim Financial Statements, which will be released in August.

I personally, on behalf of all of us at Avino, would like to thank all Shareholders for your confidence.

- David Wolfin, President, CEO & Director

Commercial Production

Commercial production at the Avino Mine was declared by the Company's management following an advancement and test period of 19 months. On April 1, 2016, underground mining commenced on upper level 11.5 using the long-hole retreat sub-level caving method. The advancement and test period established that mineral recoveries were at, or above, levels necessary for positive cash flows and profitability, which among other critical factors, were significant in concluding that a production decision could be made. Further, the Company's management has carefully considered the following factors and concluded that its objectives have been met:

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•	All critical capital components have been acquired and installed to achieve desired mining and processing results;

•	The necessary labor force, including production and development mining contractors, has been secured to mine and process at planned levels of output;

•	The mill has consistently processed at levels above design capacity and budgeted production levels of 1,250 tpd with consistent recoveries and grades; and

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As previously disclosed, the Company has entered into a long term sales agreement with Samsung C&T U.K. Limited ('Samsung"). Further, Samsung has provided Avino with a term facility which has provided capital to facilitate further expansion and development of the Avino Mine.

Advancement and Test Period

Following eighteen months of dewatering and rehabilitation, on September 1, 2014, the Avino Mine entered the advancement and test period. During this period, Avino was fortunate that most of the advancement occurred within mineralized material which had been previously outlined in the 2013 technical report by Tetra Tech.

During the fourth quarter of 2014, development material was processed on a limited scale using the 250 tpd Mill Circuit 2. Full scale processing operations began in January 2015 at the rated throughput of 1,000 tpd using Mill Circuit 3. With the arrival of more underground mining equipment during 2015, additional mined tonnage is now also processed using Mill Circuit 2. Additionally, Mill Circuit 3 has been optimized to process 1,150 tpd for a combined throughput of approximately 1,400 tpd.

Since full scale processing began in January 2015, the Avino Mine has produced 944,165 oz Ag, 3,444 oz Au and 6,094,603 lbs Cu or 2,276,203 oz AgEq. During this period, proceeds from the sale of Avino Mine concentrates totaled CDN$26.7 million but were classified as a recovery of exploration and evaluation expenses rather than revenue. Starting in the second quarter of 2016 Avino will report the proceeds as revenue and will also report on production costs.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director. These individuals are qualified persons ("QP") within the context of National Instrument 43-101 and have reviewed and approved all the applicable technical data in this press release.

Avino

Avino is a top-tier, low-cost junior producer. Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

"David Wolfin"

_______________________________

David Wolfin

President & Chief Executive Officer

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Under National Instrument 43-101, the Company is required to disclose that it has not based its production decisions on NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, and historically production decisions made without such reports have increased uncertainty and higher technical and economic risks of failure. These risks include, among others, areas that are analyzed in more detail in a feasibility study or preliminary economic assessment, such as the application of economic analysis to mineral resources, more detailed metallurgical and other specialized studies in areas such as mining and recovery methods, market analysis, and environmental, social, and community impacts. The Company's decision to place a mine into operation at levels intended by management, expand a mine, make other production-related decisions, or otherwise carry out mining and processing operations is largely based on internal non-public Company data, and on reports based on exploration and mining work by the Company and by geologists and engineers engaged by the Company. The results of this work are evident in the Company's discovery of the San Gonzalo resource, and in the Company's record of mineral production and financial returns since operations at levels intended by management commenced at the San Gonzalo Mine in 2012. This approach was applied for the advancement of the Avino Mine project, for which similar risks and uncertainties were identified.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, our ability to continue commercial production at the Avino mine, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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